# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Childrens Place, Inc., CIK 0001041859
CUSIP: 168905107
Title of class of securities: The Children's Place, Inc.
Address of issuer's principal executive offices: 500 PLAZA DRIVE, SECAUCUS, New Jersey (NJ), 07094
Date of event which requires filing of this statement: 02/05/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001633275

## Reporting persons
- Quinn Opportunity Partners LLC: type of reporting person: other (OO), investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,212,348; sole dispositive power 0; shared dispositive power 1,212,348; aggregate amount beneficially owned 1,212,348 (5.5% of the class)
  Comment: Based on the total of 22,015,741 shares of Common Stock outstanding as of February 5, 2025, as set forth in the Issuer's Form 8-K filed on February 6, 2025.
- Quinn Opportunity Partners GP LLC: type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,212,348; sole dispositive power 0; shared dispositive power 1,212,348; aggregate amount beneficially owned 1,212,348 (5.5% of the class)
  Comment: Based on the total of 22,015,741 shares of Common Stock outstanding as of February 5, 2025, as set forth in the Issuer's Form 8-K filed on February 6, 2025.
- Quinn Opportunities Master LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,212,348; sole dispositive power 0; shared dispositive power 1,212,348; aggregate amount beneficially owned 1,212,348 (5.5% of the class)
  Comment: Based on the total of 22,015,741 shares of Common Stock outstanding as of February 5, 2025, as set forth in the Issuer's Form 8-K filed on February 6, 2025.
- Patrick Quinn: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,212,348; sole dispositive power 0; shared dispositive power 1,212,348; aggregate amount beneficially owned 1,212,348 (5.5% of the class)
  Comment: Based on the total of 22,015,741 shares of Common Stock outstanding as of February 5, 2025, as set forth in the Issuer's Form 8-K filed on February 6, 2025.

## Item 1. Issuer
Name of issuer: Childrens Place, Inc.
Address of issuer's principal executive offices: 500 PLAZA DRIVE, SECAUCUS, NEW JERSEY, 07094

## Item 2. Person Filing
Name of person filing:
Quinn Opportunity Partners LLC
Quinn Opportunity Partners GP LLC
Quinn Opportunities Master LP
Patrick Quinn
Address of principal business office or, if none, residence:
Quinn Opportunity Partners LLC, Quinn Opportunity Partners GP LLC, Patrick Quinn:
c/o Quinn Opportunity Partners LLC
2 Boar's Head Place, Suite 250
Charlottesville, VA 22903

Quinn Opportunities Master LP:
4th Floor, Harbour Place
103 S Church Street
PO Box 10240
Grand Cayman, Cayman Islands KY1-1002
Citizenship:
Quinn Opportunity Partners LLC - USA, Delaware
Quinn Opportunity Partners GP LLC - USA, Delaware
Quinn Opportunities Master LP - Cayman Islands
Patrick Quinn - USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Quinn Opportunity Partners LLC - 1,212,348
Quinn Opportunity Partners GP LLC - 1,212,348
Quinn Opportunities Master LP - 1,212,348
Patrick Quinn - 1,212,348
Percent of class:
Quinn Opportunity Partners LLC - 5.5%
Quinn Opportunity Partners GP LLC - 5.5%
Quinn Opportunities Master LP - 5.5%
Patrick Quinn - 5.5%
Sole power to vote or to direct the vote:
Quinn Opportunity Partners LLC - 0
Quinn Opportunity Partners GP LLC - 0
Quinn Opportunities Master LP - 0
Patrick Quinn - 0
Shared power to vote or to direct the vote:
Quinn Opportunity Partners LLC - 1,212,348
Quinn Opportunity Partners GP LLC - 1,212,348
Quinn Opportunities Master LP - 1,212,348
Patrick Quinn - 1,212,348
Sole power to dispose or to direct the disposition:
Quinn Opportunity Partners LLC - 0
Quinn Opportunity Partners GP LLC - 0
Quinn Opportunities Master LP - 0
Patrick Quinn - 0
Shared power to dispose or to direct the disposition:
Quinn Opportunity Partners LLC - 1,212,348
Quinn Opportunity Partners GP LLC - 1,212,348
Quinn Opportunities Master LP - 1,212,348
Patrick Quinn - 1,212,348

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Quinn Opportunity Partners LLC: Patrick Quinn, Managing Member (02/25/2025)
- Quinn Opportunity Partners GP LLC: Patrick Quinn, Managing Member (02/25/2025)
- Quinn Opportunities Master LP: Patrick Quinn, Managing Member of its General Partner (02/25/2025)
- Patrick Quinn: Patrick Quinn, Patrick Quinn (02/25/2025)